CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC
Mail Processing
Section

MAR 17 2009

Washington, DC
105

09045677

Subject CSM nv, (SEC File No. 82-34886)

Date February 25, 2009

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release February 25, 2009: Toyobo and PURAC form strategic partnership
- Press release February 25, 2009: Annual results CSM 2008

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-West

Mariëtte Mantel
CSM nv

Enclosure(s)

SEC
Mail Processing
Section

MAR 17 2009

Washington, DC
105

dlw 3/26

Registered, Amsterdam no. 33006580

SEC File No. 82-34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

TOYOBO AND PURAC FORM STRATEGIC PARTNERSHIP

Diemen (The Netherlands) February 25, 2009 – PURAC, a CSM company, and TOYOBO, a Japanese leading specialty chemicals, film & fiber company, announce that they have formed a strategic partnership for the production of renewable materials. These will be produced from the non-GMO lactides monomers of PURAC and will be broadly introduced into the European market by TOYOBO in March 2009 under the brand name VYLOECOL®.

VYLOECOL® is a patented amorphous and biodegradable poly lactic acid (PLA) and is soluble in standard organic solvents. The intended applications are as coatings or adhesives for packaging films and materials. Interest in biobased and biodegradable packaging materials is increasing rapidly. Using VYLOECOL® offers the opportunity to develop fully biobased and biodegradable materials.

VYLOECOL® is made from lactides supplied by PURAC. PURAC markets these lactides, under the brand name PURALACT™, to a select group of partners who convert the monomers into specialty value added polymers. The unique D- Lactide technology of PURAC enables these partners to develop innovative solutions to improve temperature resistance, one of the main features limiting application of regular PLA.

<u>Note to editors</u>

About PURAC: PURAC is the worldwide market leader in lactic acid, lactic acid derivatives and lactides. PURAC has over 70 years of experience in the development, manufacturing and marketing of these products in a broad range of industries. PURAC operates production plants in the USA, the Netherlands, Spain, Brazil and Thailand and markets its products through a worldwide network of sales offices and distributors.
PURAC has a strong focus on the development of the bioplastics market. PURAC develops this market through innovative solutions and partnerships with a select group of companies in the plastics industry. PURAC is headquartered in The Netherlands and is a part of CSM. CSM is global market leader in lactic acid and lactic acid derivatives and is the largest supplier of bakery products worldwide. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 24 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

About TOYOBO: Toyobo was founded in 1882 as a textile company, when it began its spinning and textile business. Over the next 125 years Toyobo continued to adapt to the changing needs of the times, drawing on their core technologies in polymerization, modification, processing and biotechnology to expand business fields and develop the kind of high-performance products; Films and Functional Polymers, Industrial Materials, and Life Science.

Toyobo's head office is located in Osaka Japan and operates Asia, North America & Europe, generates € 3.3 billion and has a workforce of around 3300 employees. Toyobo is listed on Tokyo Exchange market. For more information:www.toyobo.co.jp/e/

Not for publication – for more information
CSM nv: **Sonya Richardson, Director Corporate Communications,** +31 20 590 6320

TOYOBO:
Europe Office
Klosterstrasse 18, 40211 , Dusseldorf, Germany
Mutsuo Hiramoto, Public Relations Manager,
E-mail: mutsuo_hiramoto@toyobo.jp
tel. +49 (0)211 976229 11

Head Office Public Relations Group
E-mail: pr_g@toyobo.jp

SEC File
No. 82-34986

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 69 11
F +31 20 695 19 42
E communications@csm.nl

Press Release

ANNUAL RESULTS CSM 2008: EBITA IN LINE WITH OUTLOOK CSM WELL PLACED FOR A CHALLENGING YEAR AHEAD

Diemen, the Netherlands, February 25, 2009 – 2008 was a very challenging year for CSM: a combination of fluctuating raw material prices and recessionary pressures meant that EBITA fell by 13% to €133.1 million. Although market conditions will clearly remain difficult in 2009, results will benefit from past and present initiatives. Our balance sheet remains healthy and the proposed dividend is maintained at €0.88.

Highlights 2008

- Net sales increased by 4.6% to € 2,599.3 million (2007: € 2,485.6 million). Autonomous growth was 9.7%.
- EBITA before exceptional items decreased by € 20.6 million, or 13.4%, to € 133.1 million. At constant exchange rates, EBITA was € 140.8 million (- 8.4%).
- Raw material cost increases absorbed by higher selling prices and additional cost savings.
- Realized 3-S savings increased to € 129 million, exceeding planned savings of € 110 million.
- Brill back on track, Germany reorganized and showing first positive effects.
- New PURAC manufacturing footprint successfully implemented. PURAC signed up three commercial customers for bioplastics.
- Cash flow from operating activities € 98.5 million, impacted by additional working capital. Working capital improvement significant in second half of 2008.
- Healthy balance sheet ratios. At the end of 2008 the net debt position was 2.8 x EBITDA and the interest cover was 4.9, well within the limits of financing covenants.
- Proposed dividend at € 0.88 per share, half in stock half in cash.

The summarized financial statements presented in this press release are based on the financial statements as at 31 December 2008, which are still to be made public as prescribed by law. In accordance with Section 2:395 of the Dutch Civil Code we hereby declare that our auditor Deloitte Accountants B.V. has issued on unqualified auditor's report with respect to the financial statements. To gain the insight that is necessary for a proper and responsible assessment of the financial position and results of CSM nv and for a clear understanding of the scope and remit of the audit by Deloitte Accountants B.V. this press release should be read in conjunction with the financial statements to which it refers and the auditor's report issued by Deloitte Accountants B.V. on 24 February 2009. We expect to publish these documents in March 2009. The financial statements are still to be adopted by the General Shareholders' Meeting.

Impact of economic downturn:

- Bakery Supplies impacted in second half of 2008, leading to volume declines of 5%, partly due to one-off de-stocking effect..
- PURAC felt the effects of the crisis particularly in fourth quarter, with volumes dropping from 6% positive in Q3 to 2% negative in Q4 as a result of de-stocking and lower sales to customers active in some of the more cyclical business segments.

Key Figures

	Full year	
in million €	2008	2007
Net sales from continuing operations	2,599.3	2,485.6
EBITA before exceptional items	133.1	153.7
Exceptional items incl. in EBITA	19.8	88.3
EBITA *	113.3	65.4
Result before taxes from continuing operations	78.4	40.2
Result from discontinued operations**		146.7
Result after taxes	90.0	202.8
EPS (in €)	1.39	3.06
EPS from continuing operations (in €)	1.39	0.82
ROS before exceptional items (in %)	5.1	6.2
ROCE before exceptional items (including goodwill) (in %)	7.2	8.4

*) EBITA: the operating result before amortization of intangible fixed assets.

**)The result from discontinued operations includes the result of CSM Sugar and the proceeds from the sale of CSM Sugar.

Gerard Hoetmer, CEO, comments

The current worldwide economic environment has impacted the overall growth of our business, in particular in the second half of 2008. Lower demand was caused by a recessionary effect of down scaling and a one-off effect of de-stocking. PURAC was particularly impacted in the fourth quarter by the lower demand in some of its more cyclical end user markets. In the unfavorable market conditions we did not manage to improve on our results for 2007. However our business foundations are solid and we improved our competitive position.

At this moment, it is difficult to see how long this trend of recessionary volume decline of the latter part of 2008 will continue. Although we will not be able to mitigate the full effect of the economic downturn in the short term, we have two important instruments at our disposal – flexibility in bringing down cost levels and adjustments to our product offering to meet changing demands – to reduce significantly the negative impact. Also, raw material prices have fallen sharply from the peaks seen in 2008, which should be beneficial for our margin development

With regard to cost efficiency, we have been very active in the past three years to bring about a turnaround at CSM, resulting in over delivery on our 3-S cost saving program, generating savings of € 129 million.

We will continue to improve efficiencies and reduce costs in our businesses with our announcements to implement further restructurings in the UK and Belgium indications of our resolve. We continue to focus on making efficiency improvements in all our businesses, both in procurement and organizational costs.

Our activities remain cash generative and our strong focus for 2009 will be to enhance these cash generating capabilities further. Our cash requirements will be reduced through working capital actions and capital expenditure reductions for our ongoing business activities. Our decision to refinance in 2007 and 2008 gives us a solid financing position, now and in the years ahead

Over the past years, we have steadily moved from just being a supplier to becoming a partner for our customers. In our industry we are the only company with a global presence and one which has invested substantially to support our customers with innovative products and value-adding services. I strongly believe that our innovative power is one of our cornerstones that attracts customers. This is shown by the substantial growth in the premium Bakery out-of-home markets, e.g. coffee chains, even though this segment is under pressure. PURAC leading the development of bioplastics and continuously securing new customers is another example.

We are proud to be the leading global company in Bakery Supplies and lactic acid. Even in these challenging times we see opportunities to strengthen our market leadership. I am confident that the crisis will help us gain market share and, if the right opportunities arise, also to make value-adding bolt-on acquisitions.

2009 will be a year of continuous hard work to respond effectively to the challenging economic circumstances ahead, but consistent with our strategic framework to be an efficient and innovative market leader and a financially healthy company. We remain committed to achieving our financial goal of 12% ROCE.

Financial Commentary 2008, Dividend Proposal, Prospects for 2009

Net sales

Net sales increased by 4.6% to € 2,599.3 million (2007: € 2,485.6 million). The 2008 sales figures were impacted by exchange rate differences to an amount of € 120.8 million negative, especially due to the weaker US dollar. The net effect of acquisitions and divestments was € 13.6 million positive, mainly due to the 2008 acquisition of Harden Fine Foods and the various acquisitions and divestments in 2007. Adjusted for currency effects and acquisitions/divestments, autonomous growth was 9.7%.

Breakdown of autonomous growth:

Bakery Supplies North America	14.0%
Bakery Supplies Europe	5.7%
PURAC	8.2%

EBITA

EBITA before exceptional items decreased by € 20.6 million, or 13.4%, to € 133.1 million. Translation of our income in foreign currencies to the Euro impacted our results negatively by € 7.7 million. Our raw material costs increased by € 175 million, this is after 3-S related procurement savings of € 18 million. The extra costs were successfully compensated by increased selling prices. Volumes sold in 2008 decreased by 1.5% due to the recessionary environment, negatively impacting our EBITA by € 7 million.

Due to the extra days in 2008, EBITA of Bakery Supplies North America were positively impacted by € 0.7 million.

Breakdown of the change in EBITA before exceptional items:

millions of euros			
BSNA	-4.1	-5.4%	Decrease in EBITA (in US$ an increase of 1.2 million or 1.1%)
BSEU	-15.9	-21.8%	Decrease in EBITA
PURAC	0.5	2.1%	Increase in EBITA
Corporate	-1.1	-6.4%	Higher costs

Savings under the 3-S Program made their final contribution to the EBITA before exceptional items. The additional savings of € 31 million in 2008 led to cumulative annual savings of € 129 million, up by € 19 million versus the target of € 110 million.

Restructuring

The additional restructuring savings in 2008 amounting to € 13 million were partly the result of the full year savings of reorganization started in 2007; the closure of our Italian bakery factory in Crema, the closure of the Elk Grove Village factory in Chicago, and the reorganization at our bakery fats plant in Merksem (Belgium). Next to these savings the main new restructurings that contributed to the € 13 million additional savings were the shift of all fruit fillings from our French factory to the factory in Goes the Netherlands and the reorganization of our German operation.

The total restructuring charges arising from the 3-S Program ended at € 109 million, comparing favorably to the expected amount of € 120 million. The addition in 2008 was € 12 million recorded as exceptional income and charges. Exceptional income and charges in 2008 also included restructuring charges of new non 3-S related reorganizations at Brill of € 1.9 million and at our European bakery activities in Belgium and the UK of € 1.9 million. A negative correction on the book profit of the sale of QA in 2007 of € 1.8 million was recorded as an exceptional expense.

Procurement
The continuing efforts to bring down the cost of purchasing by using our scale of buying and organization wide knowledge delivered savings of € 18 million. These savings were used to offset the increased raw material costs.

Financial Income and Charges, and Taxes
Net financial charges increased by € 8.5 million compared with the 2007 amount of € 19.6 million. Next to slightly higher interest rates the main impact came from higher borrowings among others due to the € 100 million share buy back at the end of 2007 and the higher working capital in 2008. Interest expense due to fair value adjustments of financial instruments that fix interest rates was € 4.1 million negative.

Taxes
Net tax expenses amounted to € 11.6 million negative. This income was due to the release of € 40.3 million of tax provisions, of which € 38.7 million for a foreign tax claim that could be released after successfully contesting the claim. Excluding the release of the provision and other one-off items the tax burden as a percentage of income before tax would have amounted to 28%.

Balance Sheet
Capital employed including goodwill increased by € 52.7 million to € 1,861.3 million.
The main movements were:

millions of euros	
Net capital expenditure on fixed assets	61.6
Depreciation of fixed assets	-65.6
Working capital increase	52.9
Release in tax provisions	40.3
Exchange rate differences	-17.0

The major capital expenditures on fixed assets were:
- Investments in frozen production capacity in the US
- Investments in IT for both Bakery Europe and North America
- The transformation of our Spanish lactic acid factory into a small scale supplier for the bioplastics industry.

Working capital increased by € 52.9 million to € 243.3 million. The major contributor to the increased working capital was the increases in raw material costs. Inventories increased by € 54.9 million, receivables by € 12.3 million and our accounts payable by € 14.3 million.

Equity before profit appropriation decreased by € 16.1 million to € 941.6 million. The main movements were:

- The addition of € 90 million in profit for 2008;
- A decrease of € 57.2 million related to the dividend for financial year 2007;
- Negative exchange rate differences of € 32.2 million due to the translation of equity denominated in other currencies than the Euro;
- Negative movements of € 17.5 million in the hedge reserve.

At the end of 2008 the ratio between balance sheet total and equity was 1:0.4 (2007: 1:0.5).

Cash Flow

Cash flow from operating activities amounted to € 98.5 million, a decrease of € 44.4 million compared to 2007, mainly due to the negative cash flow as a result of the higher working capital of € 52.9 million at the end of 2008.

Investment activities required € 72.4 million in cash. Net investments in fixed assets was € 61.6 million, with the remainder being due to the acquisition of Harden Fine Foods and an adjustment to the selling price of QA Products.

Cash flow from financing activities included dividend payments of € 57.2 million.

Financing

CSM has healthy balance sheet ratios. At the end of 2008 the net debt position was 2.8 x EBITDA and the interest cover for 2008 was 4.9. Well within the limits of our financing covenants.

At the end of 2008 the net debt position amounted to € 528 million, an increase of € 72 million compared to the end of 2007. This is the net balance of the following major movements:

- A positive cash flow from operating activities before working capital and provisions of € 179.3 million;
- An increase of € 52.9 million in working capital;
- Net investments in fixed assets of € 61.6 million;
- Dividend payments of € 57.2 million;
- Negative effects of the appreciation of the US dollar, our main funding currency, amounting to € 17 million.
- Negative effects due to the decline of interest rates, leading to a higher fair value of our long term debts of € 25 million

On 31 December 2008 the interest-bearing non-current liabilities amounted to € 606.7 million (31 December 2007: € 484.5 million). The average effective interest rate of the non-current liabilities outstanding on 31 December 2008 was 4.7% and the average remaining term was 4.3 years (31 December 2007: average interest rate 5.0 % and average term 4.4 years).

Reservation and Dividend Policy

The reservation policy is aimed at creating and retaining sufficient financial scope to realize the growth objectives while maintaining healthy balance sheet ratios. CSM intends to add or charge the profit or loss to the company reserves after payment of the statutory dividend on financing preference shares and after deduction of the proposed dividend on ordinary shares. Issues such as financing requirements, acquisitions, divestments, reorganizations or other strategic considerations can lead to adjustments in the

reserves and the reservation policy.
The amount of dividend on ordinary shares and the type of dividend that the company will pay to its shareholders depend on the financial results of the company, the business climate and other relevant factors. In principle, CSM aims at an even and, if possible, upward trend in the dividend.

Dividend Proposal
Upon adoption of the financial statements holders of cumulative financing preference shares will receive the statutory dividend.
The dividend proposal on ordinary shares will be presented to the General Shareholders' Meeting.
The dividend proposed on ordinary shares amounts to € 0.88 per share, equal to the dividend in 2007. Of the proposed dividend per share, € 0.44 will be payable in cash and the remaining € 0.44 in shares. The ex-dividend date will be 24 April 2009. The conversion rate will be determined on 4 May 2009 after close of trading, based on the weighted average share price on 27, 28 and 29 April 2009. Both the cash and stock dividends will be payable on 6 May 2009.

Prospects for 2009

CSM Total

2009 will be a difficult year but results will benefit from a number of actions that we have put in place. These include our investments in Research & Development and marketing, leading to more innovative products that meet consumer demand. The reorganizations at Brill and our German bakery operation will have a positive effect on our results in 2009. Also, the restructuring of the bakery activities in the UK and Belgium announced in December 2008 should make its first contribution. PURAC will benefit from a full year's savings in its supply chain as a result of the major restructuring that took place in 2008. Further, we expect only limited ongoing negative effects from the serious supply disruption of potassium lactate due to a strike in the largest potassium mine in 2008.

These and other initiatives are expected to lead to additional cost savings of approx. € 25 million, more than compensating the normal cost of inflation. So far it looks like that 2009 will not see the raw material rollercoaster ride as in 2008, which should be beneficial to our margin recovery. Nevertheless it is clear that the challenges of the current environment will continue. It is difficult to see whether the volume decline and price pressure of especially the fourth quarter of 2008 will further continue. We do not expect the economic climate to change in the first quarter of 2009 compared to the fourth quarter of 2008. In 2009 we will issue quarterly financial updates which will increase transparency of developments in our results. In view of these uncertain economic times we cannot give specific guidance for our 2009 results.

We expect ordinary capital expenditure to be below depreciation, with the exception of a potential large investment in lactide capacity for PURAC. Working capital as a percentage of sales is expected to improve.

For more information, please contact:

Press: Sonya Richardson, Director Corporate Communications, tel. +31 (0)20 5906320 / cell phone +31 (0)6 5241 1841

Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Appendices

1. Business Developments in the Divisions
2. Consolidated Profit and Loss Account
3. Consolidated Profit and Loss Account from Continuing Operations before Exceptional Items
4. Consolidated Balance Sheet
5. Movements in Equity
6. Consolidated Cash Flow Statement
7. Key Figures
8. Breakdown 3-S Program
9. Segment information per business area
10. Report of the Board of Management per quarter
11. Notes

Press conference and analyst presentation (Webcast)

A press conference will be held at the premises of CSM (Nienoord 13, Diemen, the Netherlands) from 09.00 hours (CET) on Wednesday, 25 February 2009. The presentation that is provided for analysts at the same location can be followed live via www.csm.nl from 11.00 hours (CET). The slides, used during the presentation can be downloaded from our website.

Background information

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store and out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.6 billion and has a workforce of around 8,500 employees in 24 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

1. Business developments by business area

• Bakery Supplies

Calendar Year *€ Million*	2008 Before exceptional items	2008	2007 Before exceptional items	2007
Net Sales	2,273.7	2,273.7	2,175.5	2,175.5
EBITA	127.7	108.3	147.7	146.2
ROS %	5.6	4.8	6.8	6.7
ROCE including goodwill %	8.3	7.1	9.8	9.7

• Bakery Supplies North America

Calendar Year *US$ Million*	2008 Before exceptional items	2008	2007 Before exceptional items	2007
Net Sales	1,735.7	1,735.7	1,528.0	1,528.0
EBITA	104.5	103.6	103.3	104.7
ROS %	6.0	6.0	6.7	6.8
ROCE including goodwill %	10.7	10.6	10.4	10.5

Calendar Year *€ Million*	2008 Before exceptional items	2008	2007 Before exceptional items	2007
Net Sales	1,181.2	1,181.2	1,116.1	1,116.1
EBITA	71.1	70.5	75.2	76.2
ROS %	6.0	6.0	6.7	6.8
ROCE including goodwill %	11.1	11.0	10.8	10.8

Major Developments and Results 2008

The changing market situation, specifically the fluctuating raw material prices and the economic downturn, the recovery of Brill and the expansion of CSM in the out-of-home market were important developments in North America in 2008.

Market Situation

Economic Downturn
The subprime crisis in the United States and the financial crisis that followed, had a severe impact on the US economy. Even though CSM largely satisfies basic needs as a food product supplier, we felt an impact on our sales. Customers started using less of our ingredients, aiming to bring down the costs of their products and minimize their inventories in the supply chain as a result of an increased focus on cash. Products that suffered most were our premium, highest quality products. To respond effectively, our Sales,

Marketing and Research & Development started to fine-tune products to the changing demands, always in close contact with our customers. The crisis also impacted consumer behaviour. Especially in the out-of-home segment sales decreased, which to some extent was offset by higher sales in the supermarket channel.

Raw Material Price Volatility

On average our raw material costs increased by approximately 19%. Major increases were seen for soy oil, flour and eggs. We have been successful in offsetting these price increases with corresponding increases in our selling prices.

In the second half of 2008 raw material prices started to decline. As the economic downturn fueled pressure from our customers to pass on the lower raw material prices to the end consumer as soon as possible, we had to carefully manage our relationships with customers.

Fuel prices have seen the highest price levels ever, which is specifically relevant to our distribution company BakeMark. To a large extent these costs have been offset by higher selling prices and fuel surcharges.

Brill Recovery

As stated in last year's annual report, the results of HC Brill declined substantially in 2007 due to increased complexity in the organization that was not managed adequately. In 2008 we drastically reorganized the Brill organization to make it ready for growth again. An important final step will be made in the first half of 2009 to increase operational efficiency through the implementation of a new ERP system. Preparations for this implementation have been intensive and have involved a large team of professionals. The system implemented will be a mirror image of a successful operating system implemented at sister company Caravan Ingredients. We anticipate that the changes in structure, people and systems will make Brill a stronger player in the in-store supermarket segment. We will see benefits from this turnaround in 2009.

Food Service Expansion

With the acquisition of Titterington's in 2007, we launched our out-of-home strategy in the US. Close and intensive contacts with major players in this important arena have led to substantial growth for CSM. Although this channel has been hit most by the economic downturn, we have been able to grow our sales and market share aggressively. The US and European out-of-home organizations work closely together to develop new products and serve global customers.

Results 2008

Taking all major developments into consideration, we are satisfied with the financial results of 2008. In a challenging climate we have been able to stabilize our bottom-line result with much higher sales levels and organic sales growth of 14%. Here, higher selling prices have played an important role, as volume sold was more or less stable. The higher volumes sold to the out-of-home segment was higher, driven by the acquisition of Titterington's. The sale of QA products in December 2007 negatively impacted this sales

growth. Due to a close at exactly the 31st of December we incurred extra sales to an amount of US$ 21.4 million. The resulting EBITA increase is US$ 1.1 million. The final year of the 3-S cost efficiency program contributed US$ 9 million in additional cost savings.

On balance, the effect of the acquisition and divestment on sales is nearly neutral. Our expenses in the US were higher due to higher fuel-related distribution costs, higher investments in our Research & Development centers, and additional costs for bad debt.
Capital employed excluding goodwill at year end decreased by US$ 31 million driven by the reduction in working capital. Capital expenditures amounted to US$ 25.8 million, in line with depreciation. Major capital expenditures included capacity extensions for our frozen products and a new ERP system at Brill.

Outlook 2009
We anticipate continued improvements in operational efficiencies at Brill and from our successful out-of-home strategy. We will continue to work on improving our strong position in North America, benefiting from our economies of scale and the structural changes we have made in recent years. We expect our innovation initiatives to contribute to sales growth. A more stable price development for raw materials compared to 2008, as currently is the case should support our margin recovery. Considering the continuing decline of the economy it is difficult to forecast the development of financial results for 2009. Our focus in 2009 will remain on cost and working capital.

- ## Bakery Supplies Europe

Calendar Year *€ Million*	2008 Before exceptional items	2008	2007 Before exceptional items	2007
Net Sales	1,092.5	1,092.5	1,059.4	1,059.4
EBITA	56.6	37.8	72.5	70.0
ROS %	5.2	3.5	6.8	6.6
ROCE including goodwill %	6.4	4.2	8.9	8.6

Major Developments and Results 2008

The changes in raw material prices and the economic downturn had a significant impact on our European activities. Other major developments for CSM were the reorganization in Germany and the out-of-home expansion.

Raw Material Price Volatility
The impact of the higher raw material prices became fully apparent in 2008 with raw material prices increasing by approximately 16%. In the second half of 2007, the sharp increase in prices was softened by our long-term contracts for the supply of raw materials. These contracts allowed us to gradually increase our selling prices to prevent margin pressure. As a result, in the first nine months of 2008 the impact of raw material price increases was fully offset by these higher selling prices. Circumstances changed in the fourth quarter with the quickly deteriorating economic climate and sharply declining raw material markets. We came under pressure to lower our selling prices while our long-term contracts committed us to paying

higher prices than spot market levels.

Economic Downturn

Already by mid 2008 it became apparent that consumer confidence in many European countries was declining rapidly. Although CSM's food products for a large part serve basic needs, we are not immune to economic slowdown. We have seen lower sales, mainly of our luxury pastry products. Part of the decline is caused by a one time effect of customers reducing their inventories to absolute minimums. In close coöperation with our customers we are developing products that meet their current needs. Our large exposure in the UK, Spain and Germany, three of the most seriously hit markets, has had an impact on our results.

Reorganization Germany

In Germany, the largest bakery market of Europe and one of our strongholds, we have not seen growth for a number of years. Market developments as well as our own organization have limited opportunities for growth in Germany. In January 2008 we announced a major restructuring. A new organizational structure, fully in line with our European organization, new management and a workforce reduction should turn around this negative trend. We have seen some improvement in the last two months of 2008, but EBITA for 2008 was considerably below that of the previous year.

Out-of-Home Expansion

The acquisition of Kate's Cakes in 2007 was a key step in launching our out-of-home strategy. Despite the difficult economic climate in Europe in 2008, particularly in the UK, we have been able to grow our business. In cooperation with the North American colleagues of Titterington's, CSM is now serving global customers and offering services and benefits no other competitor can deliver.

Product development is essential for the out-of-home channel. Our global structure for Research & Development centers is very beneficial and a great enabler for successfully delivering new products.

Results 2008

Sales in Europe grew by 3.1% in 2008. Organic sales growth was 5.7%, due to price increases of 8%, necessary to offset the rising raw material costs, mix effects of € 3.6% and a volume decline of approximately 6%. Of this volume decline approximately 1% can be attributed to shedding non-profitable co-packing volumes. Volume sold to the out-of-home market grew. The economic downturn in the second half of the year caused most of the decline in real volume and was a main cause of the EBITA being considerably lower than in 2007. Furthermore, due to the weakened British Pound, conversion of our results in the UK and exports to the UK negatively affected results by approximately € 2 million.

Circumstances changed rapidly in the fourth quarter with the quickly deteriorating economic climate and sharply declining raw material markets. We were forced to accept lower selling prices while our long-term contracts committed us to paying higher prices than spot market levels. Our German operation saw a substantially lower result of € 9 million versus 2007, partly due to the imbalance between selling and raw material prices and the economic downturn. In other countries we have also experienced the impact of the

downturn on sales; the volume decline of approximately 6% affected EBITA substantially. As part of our strategy CSM opened four Innovation Centers in Europe, leading to € 1 million in higher Research & Development costs. The final year of the 3-S cost efficiency program contributed € 22 million in additional cost savings.

Our year end capital employed excluding goodwill increased by € 38 million due to an increase in working capital. Working capital as a percentage of sales increased due to lower payables outstanding. Net investments in fixed assets amounted to € 21.8 million, in line with depreciation. Main capital expenditures included a coating production line, the completion of Innovation Centers, and various automation and IT projects.

Outlook 2009

For 2009 we expect a gradual recovery in our German organization, further growth in out-of-home and increasing cost efficiencies. If current raw material price developments remain less volatile, we expect our margins to improve by correcting the imbalance between selling and raw material prices. However, we are cautious on how this will affect our financial results for 2009, given the continuing deterioration of the economic climate. We will continue to focus on strengthening our organization and controlling our cost and working capital in order to emerge stronger from the economic downturn.

- **PURAC**

Calendar Year *€ Million*	**2008** **Before exceptional items**	**2008**	**2007** **Before exceptional items**	**2007**
Net Sales	325.6	325.6	310.1	310.1
EBITA	22.8	22.4	22.3	-68.8
ROS %	7.0	6.9	7.2	-22.2
ROCE including goodwill %	7.6	7.4	6.7	-20.3

Major Developments and Results 2008

As is the case for our Bakery Supplies activities, the rapidly changing market conditions have affected our business at PURAC. The company was not only confronted with the volatility in raw material prices and the downturn in the economy, it was also affected by a strike at one of our main sources of potassium, an important ingredient for our preservation products. On the upside, we made important progress in the bioplastics strategy and the reorganization of the supply chain.

Economic Downturn
In the fourth quarter we experienced a decline in our volumes. Being an ingredient supplier for a large number of product categories, from cleaning products to animal feed, food and pharmaceutical products, we were affected to various degrees by the economic downturn.
Based on our growth rates until the fourth quarter of around 6% we do expect that the impact in the fourth quarter has been close to 8% of our volume leading to a lower volume in Q4 of approximately 2%, part of which we assume is due to a one time decrease in inventories at our customers.

Raw Material Price Volatility
The sharp increase in corn prices, energy and various auxiliary materials forced PURAC to raise prices a number of times during the year. In the second half of 2008 the cost increase of auxiliary materials such as sulphuric acid came unexpectedly, at a time that most of the annual contracts with our customers had already been signed. This development had a substantial detrimental impact on our results. With the current price decline in most of our raw materials, we do not expect this issue to occur in 2009.

Strike in Potassium Mines
In the second half of 2008 we were facing a long lasting strike in the largest North American potassium mine. This caused a serious interruption in the production of one of our most important preservation products for the meat and poultry market. Alternative supply could not be obtained as potassium is also heavily used in fertilizers, a market that has been booming in the last years. We had to confront our customers with a *force-majeure* situation. The negative impact in the second half of 2008 and especially in the fourth quarter was serious and amounted to approximately € 2 million. The supply of potassium resumed to normal levels by the end of 2008.

Supply Chain Reorganization
Throughout 2008 we completely reorganized the production structure of PURAC. Starting 2009, all lactic acid will be produced in three very efficient locations: Thailand, Brazil and the US. Especially the start-up of our new factory in Thailand has taken quite some efforts from our organization. We are very proud of the flawless execution of this major project. We have discontinued the production of lactic acid in our Dutch and Spanish factories. The Spanish factory is now specializing in technically more sophisticated products. Most of the derivatives are being produced in the Netherlands and our lactides and D- lactic acid in Spain. Production of our Spanish factory is used in the bioplastics industry. The sale of our gluconic acid production activities in Ter Apelkanaal, in the northern part of the Netherlands, completed the reorganization of our production structure. The benefits were limited in 2008, but will fully support our bottom line in 2009.

Bioplastics Strategy Progress
We have made substantial progress in 2008 in executing our bioplastics strategy. We have successfully started our small-scale operation in Spain for lactides and D- lactic acid. This resulted in the sign up of our first customers. Our joint development with the Swiss technology company Sulzer for the polymerization of lactides has been very important for us. We expect to attract more customers and announce a significant investment in lactide production in the course of 2009.

We are confident that the need for plastics that degenerate and/or degrade over time and that are made of renewable sources will continue to grow, despite the current low oil prices and the cost focus of customers. We are strengthened in this belief by the continuous strong interest of many potential customers to produce plastics from lactides as a way to reduce their carbon footprint.

Results 2008

After a very promising first half of 2008, we were faced with a disappointing second half of the year. We were affected by the unexpected increase in cost of auxiliary raw materials, impacting our results by approximately € 3 million; the strike in the potassium mines, leading to lower sales, higher costs and a decline in our results of approximately € 2 million; and the impact of the economic downturn on volumes sold.

The efficient supply chain and our underlying growth rate compensated part of these negative effects in the second half. Sales growth amounted to 5%. After elimination of currency effects, our organic growth rate was 8.2%, based on a volume growth of 1.5% and price effects of 6.7%. Growth occurred in all three of our markets: preservation, fortification and green chemicals. As said, in preservation our Meat & Poultry channel was very negatively affected by the potassium strike.

Capital employed at year end increased from € 300.2 million to € 311.4 million, fully attributable to an increase in working capital. Working capital increased mainly because of larger inventory as a result of higher raw material costs, a longer supply chain from Thailand to Europe and disappointing sales in the fourth quarter. Receivables improved as a percentage of sales. Capital expenditure amounted to € 22.2 million and is in line with depreciation. Major capital expenditures are the investment in Spain to convert our lactic acid factory in a factory for bioplastics ingredients and investments in reducing our production costs.

Outlook 2009

In 2009 we will benefit from our more efficient supply chain. If raw materials stay at current levels we will not feel the squeeze we experienced in the second half of 2008. Furthermore, we expect continuous growth of our underlying business. In the short term, we do expect this will be negatively influenced by lower sales to some of the customers we were not able to serve during the potassium strike. We expect to be successful in securing more business for our lactide bioplastics solution, most likely resulting in an announcement in the course of 2009 of a significant investment for the production of lactides.

The balance of all these effects on our EBITA is difficult to estimate, as the impact of the economic downturn on our results is too uncertain.
Major focus will be on reducing our inventory position.

2. Consolidated Profit and Loss Account

millions of euros	2008	2007
Continuing operations		
Net sales	2,599.3	2,485.6
Costs of raw materials and consumables	-1,544.8	-1,418.9
Production costs	-339.0	-448.2
Warehousing and distribution costs	-215.8	-194.7
Gross profit	**499.7**	**423.8**
Selling expenses	-200.5	-200.0
Research & development costs	-35.3	-32.3
General and administrative expenses	-155.6	-140.3
Other costs	-1.8	-6.1
Other proceeds		14.7
Operating result	**106.5**	**59.8**
Financial income	6.2	12.1
Financial charges	-34.3	-31.7
Result before taxes from continuing operations	**78.4**	**40.2**
Taxes	11.6	15.9
Result after taxes from continuing operations	**90.0**	**56.1**
Discontinued operations		
Result after taxes CSM Sugar[1]		3.9
Result from sale of CSM Sugar after taxes		142.8
Result after taxes from discontinued operations		**146.7**
Result after taxes	**90.0**	**202.8**
Per ordinary share in euros		
Earnings from continuing operations	1.39	0.82
Diluted earnings	1.38	0.81
Earnings from continuing and discontinued operations	1.39	3.06
Diluted earnings	1.38	3.05

[1] The result from discontinued operations of CSM Sugar comprises the result of CSM Sugar. Taxes have been specifically allocated to the division on the basis of the nominal tax rate in the Netherlands

3. Consolidated Profit and Loss Account from Continuing Operations before Exceptional Items

The consolidated income statement from continuing operations for financial years 2008 and 2007 before exceptional items can be presented as follows.

	2008			2007		
	Before exceptional items	**Exceptional items**	**Total**	**Before exceptional items**	**Exceptional items**	**Total**
Net sales	2,599.3		2,599.3	2,485.6		2,485.6
Costs of raw materials and consumables	-1,544.7	-0.1	-1,544.8	-1,418.9		-1,418.9
Production costs	-336.3	-2.7	-339.0	-356.0	-92.2	-448.2
Warehousing and distribution costs	-214.6	-1.2	-215.8	-194.1	-0.6	-194.7
Gross profit	**503.7**	**-4.0**	**499.7**	**516.6**	**-92.8**	**423.8**
Selling expenses	-200.5		-200.5	-198.8	-1.2	-200.0
Research & development costs	-35.2	-0.1	-35.3	-31.0	-1.3	-32.3
General and administrative expenses	-141.7	-13.9	-155.6	-138.7	-1.6	-140.3
Other costs		-1.8	-1.8		-6.1	-6.1
Other proceeds					14.7	14.7
Operating result	**126.3**	**-19.8**	**106.5**	**148.1**	**-88.3**	**59.8**
Financial income	6.2		6.2	12.1		12.1
Financial charges	-34.3		-34.3	-31.7		-31.7
Result before taxes from continuing operations	**98.2**	**-19.8**	**78.4**	**128.5**	**-88.3**	**40.2**
Taxes	5.5	6.1	11.6	0.6	15.3	15.9
Result after taxes from continuing operations	**103.7**	**-13.7**	**90.0**	**129.1**	**-73.0**	**56.1**

Exceptional items are considered whenever the targeted/budgeted operating performance is damaged by an incidental cause outside the normal course of business. During 2005 to 2008, exceptional items were accepted as basis for the strategic 3-S restructuring program and included furthermore impairments of goodwill and fixed assets and specific pension settlements.

Exceptional items may occur up to and including the item "Operating result". The exceptional item "Taxes" relates to taxes on these exceptional items only. This item does not include incidental tax gains and losses.

The 2008 exceptional items of negative € 19.8 million impacting the operating result are for the biggest part (€ 18.8 million) related to Bakery Supplies Europe.

The main items per division are:

Bakery Supplies Europe a negative effect of € 13.1 million is noted related to the consolidation of its bakery operations in especially Germany and to a lesser extent in France and Benelux as part of its 3-S efficiency program and to further strengthen the European-wide bakery organization.
In addition, in the UK and Belgium restructuring has taken place to improve efficiences in the supply chain.

Bakery Supplies North America has exceptional costs of € 0.6 million, due to the profit improvement plan of H.C.Brill.

PURAC has a negative effect of € 0.4 million, because of additional costs related to the discontinuation of the production activities in Ter Apelkanaal of € 1.3 million and a positive effect of € 0.9 million concerning the production rationalization project in 2007 (less costs than anticipated).

4. Consolidated Balance Sheet

before profit appropriation, millions of euros	As at 31-12-2008	As at 31-12-2007
ASSETS		
Property, plant & equipment	513.4	519.8
Intangible fixed assets	773.7	771.6
Financial fixed assets	10.3	13.9
Deferred tax assets	63.5	67.3
Total fixed assets	**1,360.9**	**1,372.6**
Inventories	311.0	256.1
Receivables	332.3	325.6
Tax assets	17.6	46.1
Cash and cash equivalents	83.6	37.7
Assets held for sale	1.1	10.2
Total current assets	**745.6**	**675.7**
Total assets	**2,106.5**	**2,048.3**
LIABILITIES		
Equity	**941.6**	**957.7**
Provisions	118.6	131.6
Deferred tax liabilities	53.2	50.4
Non-current liabilities	606.7	484.5
Total non-current liabilities	**778.5**	**666.5**
Interest-bearing current liabilities	5.0	8.8
Trade payables	236.9	227.6
Other non-interest-bearing current liabilities	117.6	118.5
Tax liabilities	26.9	69.2
Total current liabilities	**386.4**	**424.1**
Total liabilities	**2,106.5**	**2,048.3**

5. Movements in Equity

before profit appropriation, millions of euros	Ordinary share capital	Share premium reserve	Other reserves	Retained earnings	Total
As at 1 January 2007	**18.2**	**7.1**	**7.2**	**812.4**	**844.9**
Movement in hedge reserve			-5.2		-5.2
Movement in translation reserve			-2.1		-2.1
Movement in legal reserve capitalization development costs			0.8	-0.8	
Result recognized in equity			**-6.5**	**-0.8**	**-7.3**
Profit financial year 2007				202.8	202.8
Total result 2007			**-6.5**	**202.0**	**195.5**
Dividend				-52.8	-52.8
Acquisition company shares				-100.5	-100.5
Share-Based remuneration charged to result			0.6		0.6
Reclassification cumulative financing preference shares	0.7	69.7		-0.4	70.0
Withdrawal shares	-1.6	-0.8		2.4	
Total transactions with shareholders	**-0.9**	**68.9**	**0.6**	**-151.3**	**-82.7**
As at 31 December 2007	**17.3**	**76.0**	**1.3**	**863.1**	**957.7**
Movement in hedge reserve			-17.5		-17.5
Movement in translation reserve			-32.3		-32.3
Movement in legal reserve capitalization development costs			0.2	-0.2	
Other transfers			-0.3	0.3	
Result recognized in equity			**-49.9**	**0.1**	**-49.8**
Profit financial year 2008				90.0	90.0
Total result 2008			**-49.9**	**90.1**	**40.2**
Dividend				-57.2	-57.2
Acquisition company shares				-0.1	-0.1
Share-Based remuneration transfers			-1.5	1.5	
Share-Based remuneration charged to result			1.0		1.0
Withdrawal shares	-1.1	-0.5		1.6	
Total transactions with shareholders	**-1.1**	**-0.5**	**-0.5**	**-54.2**	**-56.3**
As at 31 December 2008	**16.2**	**75.5**	**-49.1**	**899.0**	**941.6**

6. Consolidated Cash Flow Statement

millions of euros	2008	2007
Cash flow from operating activities		
Result after taxes	90.0	202.8
Adjusted for:		
• Discontinued operations		-146.7
• Depreciation/amortization of fixed assets	65.6	66.3
• Impairment of fixed assets	-2.6	72.1
• Result from divestments of fixed assets	7.0	-2.3
• Result from sale of group companies and activities	1.8	-8.6
• Share-based remuneration	1.0	0.6
• Interest received	-3.5	-4.2
• Interest paid	30.6	29.1
• Exchange rate differences	-0.9	-3.7
• Fluctuations in fair value of derivates	1.4	-3.8
• Other financial income and charges	0.5	2.2
• Taxes	-11.6	-15.9
Cash flow from operating activities before movements in working capital	**179.3**	**187.9**
Movement in provisions	-11.5	-6.2
Movements in working capital		
• Receivables	-12.3	-20.6
• Inventories	-54.9	-24.7
• Non-interest-bearing current liabilities	14.3	38.4
Cash flow from business operations	**114.9**	**174.8**
Net interest paid	-23.0	-26.4
Tax paid on profit	6.6	-5.5
Cash flow from operating activities – continuing operations	**98.5**	**142.9**
Cash flow from operating activities – discontinued operations		**-4.1**
Cash flow from operating activities	**98.5**	**138.8**
Cash flow from investment activities		
Acquisition of group companies	-8.3	-106.4
Sale of group companies	-2.5	47.6
Capital expenditure on fixed assets	-63.7	-116.9
Divestment of fixed assets	2.1	10.6
Cash flow from investment activities – continuing operations	**-72.4**	**-165.1**
Discontinued operations		-0.8
Sale of discontinued operations		232.9
Cash flow from investment activities – discontinued operations		**232.1**

Cash flow from investment activities	**-72.4**	**67.0**
Cash flow from financing activities		
Proceeds from interest-bearing debts	93.6	1.6
Repayment of interest-bearing debts	-16.5	-93.9
Acquisition of company shares	-0.1	-102.1
Sale of company shares		1.6
Paid-out dividend	-57.2	-52.8
Cash flow from financing activities	**19.8**	**-245.6**
Net cash flow	**45.9**	**-39.8**
Effects of exchange rate differences on cash and cash equivalents	0.0	-2.7
Increase/decrease cash and cash equivalents	45.9	-42.5
Cash and cash equivalents at start of financial year	37.7	80.2
Cash and cash equivalents at close of financial year	83.6	37.7

7. Key Figures

millions of euros	2008	2007
CONTINUING OPERATIONS		
Net sales	2,599	2,486
EBITA before exceptional items	133	154
EBITA	113	65
Operating result	107	60
Result after taxes	90	56
Earnings per ordinairy share in euros [1]	1.39	0.82
Diluted earnings per ordinairy share in euros [1]	1.38	0.81
Cash flow from operating activities	99	143
Cash flow from operating activities per ordinairy share, in euros [1]	1.55	2.15
Depreciation/amortization fixed assets	66	66
Capital expenditure on fixed assets	64	116
ROS % [2]	4.4	2.6
Result after taxes / net sales %	3.5	2.3
ROCE excluding goodwill % [3]	13.7	8.2
ROCE including goodwill % [4]	6.2	3.6
Number of employees at closing date	8,433	8,726

TOTAL OPERATIONS		
Income statement:		
Result after taxes	90	203
Balance sheet:		
Fixed assets	1,361	1,373
Current assets	662	638
Non-interest-bearing current liabilities	381	415
Net debt position [5]	528	456
Provisions	172	182
Equity	942	958
Key data per ordinairy share		
Number of issued ordinary shares	62,031,279	66,331,279
Number of ordinary shares with dividend rights	61,868,026	61,802,201
Weighted average number of outstanding ordinary shares	61,849,251	65,280,284
Price as at 31 December	11.50	23.10
Highest price in calendar year	25.90	29.72
Lowest price in calendar year	9.43	22.35
Market capitalization as at 31 December	711	1,428
Earnings in euros	1.39	3.06
Diluted earnings in euros	1.38	3.05
Dividend in euros	0.88	0.88

Other key data		
Number of employees at closing date	8,433	8,726
Number of issued cumulative preference shares	2,983,794	2,983,794
Equity per share in euros [6]	14.52	14.78
Ratio' s		
Net debt position/EBITDA [7]	2.8	2.1
Interest cover [8]	4.9	7.6
Balance sheet total : equity	1:0.4	1:0.5
Net debt position : equity	1:1.8	1:2.1
Current assets : current liabilities	1:0.5	1:0.6
Dividend pay-out ratio	63.5	28.7

1 Per ordinary share in euros after deduction of dividend on cumulative preference shares.
2 ROS % is EBITA divided by net sales x 100.
3 ROCE excluding goodwill % is EBITA for the year divided by the average capital employed excluding goodwill x
4 ROCE including goodwill % is EBITA for the year divided by the average capital employed including goodwill x 100.
This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
5 Net debt position comprises interest-bearing debts less cash and cash equivalents.
6 Equity per share is equity divided by the number of shares with dividend rights.
7 EBITDA is 'Earnings Before Interest, Taxes, Depreciation and Amortization' before exceptional items.
8 Interest cover is EBITA before exceptional items divided by net interest income and charges.

8. Breakdown 3-S Program

	plan				Plan	
	2005	2006	2007	2008	2008	
Savings	15	55	85	110	110	
Restructuring expenses	60	40	20		120	

	2007		2008		Realised	Project
	1st half	2nd half	1st half	2nd half	2008	to date
Savings per:						
BSEU	16	25	23	40	63	63
BSNA	10	14	15	16	31	31
Total Bakery Supplies	26	39	38	56	94	94
Purac	8	12	10	12	22	22
Sugar	5	6	5	6	11	11
Corporate	1	1	1	1	2	2
Total	40	58	54	75	129	129
Split in:						
Restructuring projects	29	38	38	42	80	80
Purchasing	11	20	16	33	49	49
Restructuring expenses	6	9	7	5	12	109
Cash out	7	11	5	6	11	80
FTE reduction	72	172	49	31	80	1270

9. Segmentation information by Business Area

Segment Information by Business Area										
	Bakery Supplies Europe		Bakery Supplies North America		PURAC		Corporate		CSM total Continuing operations	
P&L information	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Net sales	1,092.5	1,059.4	1,181.2	1,116.1	325.6	310.1			2,599.3	2,485.6
EBITA	37.8	70.0	70.5	76.2	22.4	-68.8	-17.4	-12.0	113.3	65.4
Operating result	35.5	68.3	67.4	73.0	21.5	-69.1	-17.9	-12.4	106.5	59.8
Balance sheet information										
Total assets*	878.0	894.5	583.9	538.5	369.2	363.9	275.4	251.4	2,106.5	2,048.3
Total liabilities*	322.9	344.4	139.7	109.1	61.2	60.9	641.1	576.2	1,164.9	1,090.6
Average capital employed excluding goodwill	296.1	230.3	245.4	263.5	280.4	309.8	5.8	-1.4	827.7	802.2
Goodwill (average)	595.0	582.2	393.9	429.8	21.4	25.3			1,010.3	1,037.3
Average capital employed including goodwill	891.1	812.5	639.3	693.3	301.8	335.1	5.8	-1.4	1,838.0	1,839.5
Capital employed excluding goodwill year-end	284.2	259.7	241.8	250.6	290.0	278.8	14.1	-11.8	830.1	777.3
Goodwill year-end	589.3	596.3	420.5	413.6	21.4	21.4			1,031.2	1,031.3
Capital employed including goodwill year-end	873.5	856.0	662.3	664.2	311.4	300.2	14.1	-11.8	1,861.3	1,808.6
Depreciation of property, plant & equipment	22.3	24.0	14.3	14.3	22.1	22.4	0.1		58.8	60.7
Amortization of intangible fixed assets	2.3	1.7	3.1	3.2	0.9	0.4	0.5	0.3	6.8	5.6
Other information										
Capital expenditure on property, plant & equipment	23.2	29.5	17.6	22.3	21.4	60.9			62.2	112.7
Capital expenditure on intangible fixed assets	0.2	0.8			0.8	1.8	1.2	0.5	2.2	3.1
Impairment of fixed assets	-0.2	-2.9	-2.4	2.8		72.2			-2.6	72.1
Average number of employees	4,049	3,742	3,433	3,605	990	1,042	49	43	8,521	8,432
Alternative performance measures										
ROS %	3.5	6.6	6.0	6.8	6.9	-22.2			4.4	2.6
ROCE excluding goodwill %	12.8	30.4	28.7	28.9	8.0	-22.2			13.7	8.2
ROCE including goodwill %	4.2	8.6	11.0	10.8	7.4	-20.3			6.2	3.6
Alternative performance measures before exceptional items										
EBITA	56.6	72.5	71.1	75.2	22.8	22.3	-17.4	-16.3	133.1	153.7
Operating result	54.3	70.8	68.0	72.0	21.9	21.9	-17.9	-16.6	126.3	148.1
ROS %	5.2	6.8	6.0	6.7	7.0	7.2			5.1	6.2
ROCE excluding goodwill %	19.1	31.4	29.0	28.4	8.1	7.2			16.1	19.1
ROCE including goodwill %	6.4	8.9	11.1	10.8	7.6	6.7			7.2	8.4
*Figures for 2007 restated										
CSM generates almost all of its revenues from the sale of goods.										

10. Report of the Board of Management per quarter

CSM Group

Q1 Calendar year *millions of euros*	before exceptionals Q1 2008	before exceptionals Q1 2007	Q1 2008	Q1 2007
Net sales	618,2	595,8	618,2	595,8
EBITA	32,6	32,2	23,7	37,0
ROS %	5,3	5,4	3,8	6,2
ROCE including goodwill %	7,3	7,1	5,3	8,1
Q2				
	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Net sales	629,0	610,7	629,0	610,7
EBITA	36,2	37,5	34,7	24,0
ROS %	5,8	6,1	5,5	3,9
ROCE including goodwill %	8,0	8,1	7,7	5,2
Q3				
	Q3 2008	Q3 2007	Q3 2008	Q3 2007
Net sales	639,5	627,1	639,5	627,1
EBITA	26,8	35,1	24,4	-16,0
ROS %	4,2	5,6	3,8	-2,6
ROCE including goodwill %	5,7	7,6	5,2	-3,4
Q4				
	Q4 2008	Q4 2007	Q4 2008	Q4 2007
Net sales	712,6	652,0	712,6	652,0
EBITA	37,5	48,9	30,5	20,4
ROS %	5,3	7,5	4,3	3,1
ROCE including goodwill %	8,0	10,7	6,5	4,5

CSM Bakery Supplies

Q1 Calendar year *millions of euros*	before exceptionals Q1 2008	before exceptionals Q1 2007	Q1 2008	Q1 2007
Net sales	537,2	517,4	537,2	517,4
EBITA	26,4	28,3	17,6	29,9
ROS %	4,9	5,5	3,3	5,8
ROCE including goodwill %	7,0	7,6	4,7	8,1
Q2				
	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Net sales	547,4	531,7	547,4	531,7
EBITA	32,9	37,9	30,3	31,7
ROS %	6,0	7,1	5,5	6,0
ROCE including goodwill %	8,7	10,0	8,0	8,4
Q3				
	Q3 2008	Q3 2007	Q3 2008	Q3 2007
Net sales	557,1	549,9	557,1	549,9
EBITA	25,5	34,9	23,3	32,1
ROS %	4,6	6,3	4,2	5,8
ROCE including goodwill %	6,6	9,2	6,0	8,5
Q4				
	Q4 2008	Q4 2007	Q4 2008	Q4 2007
Net sales	632,0	576,5	632,0	576,5
EBITA	42,9	46,6	37,1	52,5
ROS %	6,8	8,1	5,9	9,1
ROCE including goodwill %	11,0	12,3	9,5	13,8

CSM Bakery Supplies North America

Q1 Calendar year *millions of euros*	before exceptionals Q1 2008	before exceptionals Q1 2007	Q1 2008	Q1 2007
Net sales	272,6	267,5	272,6	267,5
EBITA	13,5	15,9	15,6	16,0
ROS %	5,0	5,9	5,7	6,0
ROCE including goodwill %	8,5	9,3	9,8	9,3
Q2				
	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Net sales	280,7	276,5	280,7	276,5
EBITA	18,3	24,0	16,2	19,8
ROS %	6,5	8,7	5,8	7,2
ROCE including goodwill %	11,9	13,3	10,5	11,0
Q3				
	Q3 2008	Q3 2007	Q3 2008	Q3 2007
Net sales	287,2	284,5	287,2	284,5
EBITA	15,3	16,6	14,9	14,7
ROS %	5,3	5,8	5,2	5,2
ROCE including goodwill %	9,6	9,6	9,3	8,5
Q4				
	Q4 2008	Q4 2007	Q4 2008	Q4 2007
Net sales	340,7	287,6	340,7	287,6
EBITA	24,0	18,7	23,8	25,7
ROS %	7,0	6,5	7,0	8,9
ROCE including goodwill %	14,4	11,1	14,3	15,2

PURAC

Q1 Calendar year *millions of euros*	before exceptionals Q1 2008	before exceptionals Q1 2007	Q1 2008	Q1 2007
Net sales	81,0	78,4	81,0	78,4
EBITA	10,0	7,6	10,0	8,3
ROS %	12,3	9,7	12,3	10,6
ROCE including goodwill %	13,3	8,9	13,3	9,7
Q2				
	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Net sales	81,6	79,0	81,6	79,0
EBITA	7,5	3,3	8,5	-3,9
ROS %	9,2	4,2	10,4	-4,9
ROCE including goodwill %	10,1	3,7	11,4	-4,3
Q3				
	Q3 2008	Q3 2007	Q3 2008	Q3 2007
Net sales	82,4	77,2	82,4	77,2
EBITA	5,5	4,2	5,3	-44,2
ROS %	6,7	5,4	6,4	-57,3
ROCE including goodwill %	7,3	5,1	7,1	-53,7
Q4				
	Q4 2008	Q4 2007	Q4 2008	Q4 2007
Net sales	80,6	75,5	80,6	75,5
EBITA	-0,2	7,2	-1,4	-29,0
ROS %	-0,2	9,5	-1,7	-38,4
ROCE including goodwill %	-0,3	9,3	-1,8	-37,5

CSM Bakery Supplies Europe

Q1 Calendar year *millions of euros*	before exceptionals Q1 2008	before exceptionals Q1 2007	Q1 2008	Q1 2007
Net sales	264,6	249,9	264,6	249,9
EBITA	12,9	12,4	2,0	13,9
ROS %	4,9	5,0	0,8	5,6
ROCE including goodwill %	6,0	6,2	0,9	7,0
Q2				
	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Net sales	266,7	255,2	266,7	255,2
EBITA	14,6	13,9	14,1	11,9
ROS %	5,5	5,4	5,3	4,7
ROCE including goodwill %	6,5	7,1	6,3	6,0
Q3				
	Q3 2008	Q3 2007	Q3 2008	Q3 2007
Net sales	269,9	265,4	269,9	265,4
EBITA	10,2	18,3	8,4	17,4
ROS %	3,8	6,9	3,1	6,6
ROCE including goodwill %	4,5	8,9	3,7	8,5
Q4				
	Q4 2008	Q4 2007	Q4 2008	Q4 2007
Net sales	291,3	288,9	291,3	288,9
EBITA	18,9	27,9	13,3	26,8
ROS %	6,5	9,7	4,6	9,3
ROCE including goodwill %	8,5	13,2	6,0	12,7

CSM Bakery Supplies North America

Q1 Calendar year *millions of US dollars*	before exceptionals Q1 2008	before exceptionals Q1 2007	Q1 2008	Q1 2007
Net sales	407,5	350,4	407,5	350,4
EBITA	20,2	20,8	23,3	21,0
ROS %	5,0	5,9	5,7	6,0
ROCE including goodwill %	8,2	9,1	9,5	9,1
Q2				
	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Net sales	438,2	372,1	438,2	372,1
EBITA	28,4	30,2	25,3	26,7
ROS %	6,5	8,1	5,8	7,2
ROCE including goodwill %	11,6	12,5	10,4	11,1
Q3				
	Q3 2008	Q3 2007	Q3 2008	Q3 2007
Net sales	432,8	390,6	432,8	390,6
EBITA	23,0	24,9	22,4	20,2
ROS %	5,3	6,4	5,2	5,2
ROCE including goodwill %	9,4	10,2	9,1	8,2
Q4				
	Q4 2008	Q4 2007	Q4 2008	Q4 2007
Net sales	457,2	414,9	457,2	414,9
EBITA	32,8	27,4	32,6	36,9
ROS %	7,2	6,6	7,1	8,9
ROCE including goodwill %	13,6	9,9	13,5	13,3

11. Notes

Accounting principles

The consolidated financial statements of CSM nv have been prepared in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union. With the exception of financial instruments, the financial statements in general are prepared on the basis of the historical cost principle.

In 2008, CSM applied all the new and revised standards and interpretations published by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), if and insofar as these applied to CSM and were effective as at 1 January 2008.
The effective changes applied by CSM at 1 January 2008 are:
-IFRIC 11:Interpretation IFRS 2:Group and treasury share transactions.
-IFRIC 14:Interpretation IAS 19:The limit on a defined benefit asset, minimum funding requirements and their interaction.
CSM states that the application of these interpretations have no material impact on the CSM financial statements.

None of the new and revised IFRS and IFRIC interpretations not yet effective in 2008 were applied by CSM. CSM anticipates that the application of these standards and interpretations in future periods will have no material impact on the CSM financial statements.

Reclassification 2007

To align 2007 fugures with current year's presentation, an amount of € 23.7 million has been reclassified from current tax assets to deferred tax assets in relation to the recycling of negative exchange differences on intercompany loans.

Acquisitions
The acquisitions that influenced the 2008 consolidation were:

- On 15 April 2008 CSM acquired Harden Fine Foods, based in the UK (acquisition price:£ 6.4 million;annual sales £ 11 million). Harden Fine Foods operates production facilities in Bradford, Yorkshire (UK) and is a leading supplier of mini-bite flapjacks, brownies, and cakes to in-store bakeries in supermarkets, as well as out-of-home market segments.
- On 3 October 2008 CSM acquired Bakels Gida San. Ve Tic. A.S. in Turkey (acquisition price:€ 0.5 million).

Conditional commitments

Contingent Liabilities
Under Section 2:403 of the Dutch Civil Code the company accepts liability for the debts incurred by Dutch group companies. The relevant declarations have been filed for perusal at the office of the Trade Register within whose jurisdiction the group company falls.

The company guarantees an external loan of USD 170 million drawn by an American group company on the credit facility of the company.

Events after balance sheet date

No important events after balance sheet date are noted.